AMENDMET

TC 5/19



03053275

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT FORM X-17A-5 (A) PART III

SEC FILE NUMBER
8- 51124

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Growth Partners, Inc.
Growth Partners Inc DBA The Growth Group

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

22187 Canissa
(No. and Street)

Woodland Hills, CA 91367
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Jeffrey R. Knakal, President 818-713-8000
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Thomas J. Bonfiglio
(Name – *if individual, state last, first, middle name*)

1110 South Avenue, Staten Island, NY 10314
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 30 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey R. Knakal, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Growth Analysis Inc DBA The Growth Group, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A —

State of California
County of Los Angeles
SUBSCRIBED AND SWORN TO BEFORE ME BY
Jeffrey R. Knakal
THIS 22nd DAY OF April 2003
[signature]
NOTARY PUBLIC
Notary Public

[signature]
Signature

PRESIDENT
Title


LESLIE G. FRANKEL
NOTARY PUBLIC - CALIFORNIA
COMMISSION # 1265233
LOS ANGELES COUNTY
My Comm. Exp. June 19, 2004

This report ** contains (check all applicable boxes):

- ☐ (a) Facing Page.
- ☐ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☐ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BONFIGLIO & ASSOCIATES, LLC
CERTIFIED PUBLIC ACCOUNTANTS
1110 SOUTH AVENUE, 2ND FLR.
STATEN ISLAND, NEW YORK 10314
(347) 273-1444
TELEFAX (347) 273-1401
www.bonfiglioassociates.com

INDEPENDENT AUDITORS REPORT

To The Board of Directors & Stockholders
The Growth Group
Los Angeles, California

In accordance with satisfying the Securities & Exchange Commission (SEC) Rule 17a5d regarding The Growth Group's annual filing requirement, and based on the notification dated April 3, 2003, enclosed is the required statement regarding the Possession or Control Requirement under Rule 15c3-3.

The attached statement should be considered part of The Growth Group's December 31, 2002 annual filing thereby rendering such filing complete and satisfying all SEC requirements.



Thomas J. Bonfiglio
Staten Island, New York
April 14, 2003

GROWTH PATRNERS INC., dba THE GROWTH GROUP

STATEMENT OF POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15C3-3

Growth Partners, Inc., dba The Growth Group being purely a mergers & acquisitions firm otherwise known as an Introducing Firm, does not receive or hold customer accounts, funds, securities, or otherwise, and does not function as a custodian in any form, and as such, operates under the K2ii exemption, or equivalent exemptions related to the Possession or Control Requirement provisions under Rule 15c3-3.

Given the content of the above statement, the Possession or Control Requirements are not subject to the accounting firm's review and audit.